Mail Stop 4561

      March 27, 2007

Gerald J. Riehsen, III
Executive Vice President
Behringer Harvard Opportunity REIT II, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas  75001

Re:	Behringer Harvard Opportunity REIT II, Inc.
	Registration Statement on Form S-11
      Filed February 26, 2007
      Registration No. 333-140887

Dear Mr. Riehsen:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

2. Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

Cover Page
3. Please limit the prospectus cover to one page.
4. Please remove the name and logo of the dealer manager from the bottom of the cover page as it suggests that the offering is underwritten on a firm-commitment basis.

Terms of the Offering, page 4

5. Please disclose, if true, that you may commence a follow-on offering with the same or substantially similar terms following the completion of this offering.

Summary Risk Factors, page 4

6. Please disclose the risk that potential investors and shareholders will not have access to information regarding the company`s net asset value or per share net asset value.

Compensation to Our Advisor and Its Affiliates, page 12

7. Please disclose the potential acquisition and advisory fees and debt financing fees assuming you use debt financing equal to the maximum amount permitted by our policy.

Conflicts of Interest, page 9

8. There appears to be a number of potential advantages to the advisor and its management from pursuing listing rather than liquidation as an exit strategy, including:

* Convertibility of convertible stock irrespective of return thresholds
* Consideration to be paid in the event the advisor is internalized
* Compensation to be paid to internalized management

Please include disclosure regarding the apparent conflict of interest related to the selection of the exit strategy.
9. Please revise here and on page 167 to clarify the "issue price" is the price paid for all outstanding shares and the "enterprise value" is the value of the company.

Behringer Harvard Affiliates, page 11

10. Please revise the chart to include percentage ownership in the chart rather than footnotes.

Share Redemption Program, page 17

11. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and
Hines Real Estate Investment Trust, Inc. (Letter dated June 4,
2004).
To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division`s Office of Mergers and Acquisitions.

12. Please disclose when you intend to request SEC exemptive relief.

13. Please disclose when you expect to begin having appraisals performed by an independent third party.

How are you different from your competitors..., page 25
14. Please revise your summary to disclose the nature of assets to be held in TRS`s and that the income from TRS`s will not be counted in determining the taxable income that is required to be distributed.
15. We note your statement that you anticipate that any dispositions typically would occur during the period from three to six years after the termination of this offering. Please revise to disclose that sales on properties held for less than four years may subject you to a 100% penalty tax.

Q: Will I be notified of how my investment is doing?, page 30

16. Please disclose whether information regarding the net asset value of the company will be provided to shareholders.

Risk Factors, page 32

17. Please include a risk factor regarding the potential costs of internalizing the advisor in connection with any listing of the company.

If we pay distributions from sources..., page 35

18. Please disclose if you intend to make distributions prior to generating sufficient cash flow from operations.

19. Please disclose the risk that investors who invest later in the offering may realize a lower rate of return than earlier investors to the extent earlier investors were paid distributions from other than cash flow from operations.

Behringer Harvard Opportunity Advisors II LP and its affiliates..., page 37

20. In the seventh bullet, please disclose that the conversion shares will be issued irrespective of returns to investors.

We may have incrased exposure to liabilities from litigation..., page
65
21. Please revise to explain the nature of your involvement in TIC transactions in which you receive fees for providing
"accommodation
in support of the transaction."

We may be subject to certain risks in connection with our arrangements with Behringer Harvard Exchange Entities, page 66
22. Please revise to describe the nature of the risk in the caption and the narrative.

Certain Conflict Resolution Procedures, page 107

23. Please include the disclosure required by Item 404(b) of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies and Estimates, page 127
24. Reference is made to your Real Estate critical accounting policy and your disclosure that above-market and below-market leases will be amortized to expense and rental income over an average term of the respective leases. Tell us what consideration is given to renewal options in determining the appropriate amortization periods for below-market leases.

25. We note that you plan to invest in real estate-related securities and, to the extent that your advisor determines that it is advantageous, you may invest in collateralized mortgage-backed securities and mortgage, bridge or mezzanine loans. Please disclose as a critical accounting policy how you intend to account for these real estate-related assets including the factors management will consider in determining the fair value of your real estate-related assets.

26. We note that you are likely to enter into joint ventures, partnerships, tenant-in-common investments or other co-ownership arrangements with third parties as well as affiliated entities. Please disclose as a critical accounting policy how you will evaluate your investments for potential variable interests pursuant to FIN 46R. Describe the manner in which you plan to account for future joint venture investments and explain the measurement by which significant influence will be assessed.

Liquidity and Capital Resources, page 129

27. Please disclose when you intend to start making distributions.

Prior Performance Summary, page 131

28. Please update your prior performance information.
29. Please revise to disclose the investment objectives that you considered to be "substantially the same" as yours.

Public Programs, page 131

30. We note that you will target a wide range of property types in the United States and abroad. In order to better reflect the extent of your sponsor`s prior experience in different property types and regions, please include disclosure regarding the percentage of properties owned by your other public programs based on property type and geographic area.

Real Estate Market, page 141
31. We note that you have included general information on why programs, without identifying the programs, experienced adverse developments. Please revise to describe with more particularity any major adverse business developments or conditions which were experienced by any prior programs, identifying such programs, and where applicable, provide a cross-reference to the information concerning these developments in Table III of the prior performance tables.

Pending Litigation, page 142

32. Please include more detailed disclosure regarding the extent of the underperformance.


Federal Income Tax Considerations, page 143

33. Please revise your disclosure here and in the risk factor section on page 67 to make clear that your tax counsel has issued an opinion rather than that it will issue an opinion.

Exchange Rights, page 185

34. Please disclose how the cash value of OP units is determined.
For example, is it based on the offering price, redemption price or some other valuation?

Financial Statements

Consolidated Balance Sheet

Note 1 - Organization, page F-4

35. Please revise to disclose the fiscal year-end that you have adopted.

Note 2 - Summary of Significant Accounting Policies, page F-5

Organization and Offering Costs, page F-5

36. Please revise to disclose the amount of organization and offering costs incurred to date. In that regard, if any material amounts were incurred subsequent to the balance sheet date, this information should at a minimum be disclosed as a subsequent event.

Prior Performance Tables, page A-1

Table II

37. Please confirm that the sponsor and its affiliates received no underwriting fees in connection with the offerings of these prior programs.

38. Please include a footnote that discloses the specific fees included in "Other Fees."

39. Footnote one is tied to fees and cash generated from operations.
Please explain how this relates to the footnote reference to the first follow-on offering.

Table III

40. Please include a footnote that discloses the specific fees included in "from other" and "Other."

Table V

41. Please revise the last column to disclose the excess (deficiency) of property operating cash receipts over cash expenditures. It appears that the current figures provided reflect the gain/loss on sale which is a calculation of the penultimate column subtracted from the eighth column. Please consider retaining these totals under a separate column.

Exhibits

42. Please file copies of your legal and tax opinions or provide us with drafts of these opinions so that we have an opportunity to review them. Please also file any material agreements required to be filed under Item 601 of Item S-K.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rachel Zablow, Staff Accountant at 202-551-
3428
or Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3495 with any other questions.

      Sincerely,



Elaine Wolff
Branch Chief

cc:	Robert Bergdolt, Esq. (via facsimile)
Gerald J. Riehsen, III
Behringer Harvard Opportunity REIT II, Inc.
March 27, 2007
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